HUNTER MARITIME ACQUISITION CORP.
c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11

November 15, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Hunter Maritime Acquisition Corp.
Registration Statement on Form F-1 (File No. 333-214058)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 filed publicly with the U.S. Securities and Exchange Commission (the "Commission") on October 11, 2016, as thereafter amended, be accelerated so that it will be made effective at 3:30 p.m. Eastern Standard Time on November 17, 2016, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Filana R. Silberberg at (212) 574-1308 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Alexander Saverys
Name:	Alexander Saverys
Title:	Chief Executive Officer

November 15, 2016

VIA EDGAR
Erin E. Martin
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
 Washington, D.C. 20549

Attn:	Erin E. Martin
Special Counsel
Division of Corporation Finance

Re:	Hunter Maritime Acquisition Corp.
Registration Statement on Form F-1
Filed October 11, 2016, as amended
File No. 333-214058

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned, for itself and the several underwriters, hereby joins in the request of Hunter Maritime Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:30 p.m. Eastern Standard Time on November 17, 2016, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 2,760 copies of the Preliminary Prospectus dated November 14, 2016 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.
The undersigned, as Representative of the several underwriters, advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
MORGAN STANLEY & CO. LLC
As Representative of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Amna Malik
Name: Amna Malik
Title: Vice President